Mail Stop 3628

                                                               November 17,
2020

   Kevin M. Payne
   President and Chief Executive Officer
   Southern California Edison Company
   2244 Walnut Grove Avenue (P.O. Box 800)
   Rosemead, California 91770

   William M. Petmecky, III
   President and Manager
   SCE Recovery Funding LLC
   2244 Walnut Grove Avenue (P.O. Box 5407)
   Rosemead, California 91770

            Re:   Southern California Edison Company
                  SCE Recovery Funding LLC
                  Registration Statement on Form SF-1
                  Filed October 27, 2020
                  File Nos. 333-249674 and 333-249674-01

   Dear Messrs. Payne and Petmecky:

          We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

   Registration Statement on Form SF-1

   General

       1. We note that throughout the registration statement you refer to the
 series supplement    to
          the indenture. Please confirm your understanding that additional issuances of securities
 Kevin M. Payne
Southern California Edison Company
William M. Petmecky, III
SCE Recovery Funding LLC
November 17, 2020
Page 2

       issued by SCE Recovery Funding LLC will be registered on separate registration statements.

    2. We note that throughout the registration statement you occasionally use
the term    issuer
       when referring to the issuing entity (or an issuing entity). Please note that the issuer of asset-backed securities is the depositor for a particular issuing entity, and not the issuing entity itself. Refer to Securities Act Rule 191. For clarity, please replace references to
          issuer    with    issuing entity    as appropriate.

    3. Please confirm that no more than 50% of the recovery property, as measured by dollar volume, will be delinquent as of the measurement date. Refer to Item 1101(c)(2)(iv) of
       Regulation AB.

Form of Prospectus

Cover Page of Prospectus

    4. We note on pages 110-111 that the underwriters may engage in overallotment transactions and other similar transactions. Please include disclosure of this option on the cover page of the prospectus pursuant to Item 501(b)(2) of Regulation
S-K.

Cautionary Statement Regarding Forward-Looking Information, page 2

    5. We note your statement that you undertake no obligation to update or revise any forward-
       looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Prospectus Summary of Terms

State Pledge, page 9

    6. We note your use of the term    prospectus supplement.    Please revise
to only refer to the
          prospectus.

The Depositor, Seller, Initial Servicer and Sponsor

Billing and Collections, page 49

    7. We note your disclosure that, if a customer does not pay their bill on time, SCE applies a late payment charge. Please revise to describe when a payment is not
on time    and
 Kevin M. Payne
Southern California Edison Company
William M. Petmecky, III
SCE Recovery Funding LLC
November 17, 2020
Page 3

       clarify how you determine when a payment is delinquent. Refer to Item 1100(b)(5) of
       Regulation AB.

Description of the Bonds

Principal Payments, page 59

    8. We note your statement that you will make scheduled payments of
principal    to the
       holders of the tranche bonds.    It is unclear to which bond holders you
are referring, as
       elsewhere in the prospectus you indicate that there may be multiple tranches of bonds issued. Please revise to specify how principal payments will be made.

Security for the Series A Bonds

Pledge of Collateral, page 82

    9. We note that, in addition to the recovery property, property in the collection account and
       all of its subaccounts will also secure the bonds, including    cash
instruments, investment
       property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited
thereto.    Please
       confirm whether any of the underlying collateral will consist of securities for purposes of
       Rule 190 under the Securities Act.

Part II     Information Not Required in Prospectus

Item 14. Exhibits, page II-3

    10. Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
        Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Item 15. Undertakings, page II-3

    11. Please revise to include the undertakings under Items 512(b) and 512(k) of Regulation
        S-K or tell us why it is not appropriate for you to do so.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kevin M. Payne
Southern California Edison Company
William M. Petmecky, III
SCE Recovery Funding LLC
November 17, 2020
Page 4

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any other questions.

                                                         Sincerely,

                                                         /s/ Arthur C. Sandel

                                                         Arthur C. Sandel
                                                         Special Counsel
                                                         Office of Structured
Finance


cc:    Kathleen Brennan de Jesus, Esq.
       Southern California Edison Company

       Eric Tashman, Esq.
       Norton Rose Fulbright